# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tessera Defense and Homeland Security Inc., CIK 0001739174
CUSIP: 09090D608
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0002155820
Persons authorized to receive notices and communications: Ram Naim, c/o Mayers Ventures LLC, 745 Fifth Avenue, New York, New York (NY), 10151, 972-52-809-7711

## Reporting persons
- Mayers Ventures LLC (CIK 0002155820): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 195,000; shared voting power 0; sole dispositive power 195,000; shared dispositive power 0; aggregate amount beneficially owned 195,000 (2.2% of the class)
  Comment: * Based on 9,026,478 shares of Common Stock outstanding as of October 5, 2026, as provided by the Issuer's transfer agent.
- Ram Naim: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 282,600; shared voting power 195,000; sole dispositive power 282,600; shared dispositive power 195,000; aggregate amount beneficially owned 477,600 (5.3% of the class)
  Comment: * Based on 9,026,478 shares of Common Stock outstanding as of October 5, 2026, as provided by the Issuer's transfer agent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tessera Defense and Homeland Security Inc.
Address of issuer's principal executive offices: 850 NEW BURTON ROAD, SUITE 201, DOVER, Delaware (DE), 19904
Comment: This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on September 17, 2026 (the "Original Schedule 13D"). Except as amended below, the Original Schedule 13D is unchanged. All share numbers give effect to the Issuer's one-for-ten reverse stock split effective September 9, 2026.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is amended to correct the jurisdiction of organization of Mayers Ventures LLC (the "LLC"), which is a Nevada limited liability company, not a Delaware limited liability company as stated in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated as follows:

On September 16, 2026, at the closing under the Share Purchase and Option Agreement dated August 5, 2026 between the Issuer and the LLC, as amended by Amendment No. 1 dated September 16, 2026 (as amended, the "SPA"), the LLC sold to the Issuer 486,860 shares of M.E.A. Testing Systems Ltd., an Israeli private company ("MEA"), representing 15% of MEA's share capital on a fully diluted basis. As consideration, the LLC became entitled at the closing to receive 130,000 shares of Common Stock for the initial 10% interest (the 1,300,000 shares provided for in the original agreement, as adjusted for the reverse stock split), and 65,000 additional shares of Common Stock for the additional 5% interest, subject to authorization by the NYSE American of the listing of the additional shares. The NYSE American authorized the listing of the 65,000 additional shares on October 1, 2026. The Issuer delivered all 195,000 shares to the LLC, registered in the LLC's name, on October 6, 2026. No cash was paid by the LLC for the shares. In connection with the SPA, the Issuer also made available to the LLC a loan facility of up to $475,000, bearing interest at 12% per annum and convertible at the Issuer's election into shares of MEA only.

On September 30, 2026, Mr. Naim purchased 282,600 shares of Common Stock in a privately negotiated transaction at a price of $0.50 per share, for an aggregate purchase price of $141,300, using personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated as follows:

Beneficial ownership is determined under Rule 13d-3 under the Exchange Act. The LLC has beneficially owned the 130,000 shares since September 16, 2026, when it became entitled to receive them, and the 65,000 additional shares since October 1, 2026.

The LLC directly holds 195,000 shares of Common Stock, representing approximately 2.2% of the Common Stock outstanding. Mr. Naim directly holds 282,600 shares of Common Stock, representing approximately 3.1%, with sole voting and dispositive power over those shares. As the owner and manager of the LLC, Mr. Naim may be deemed to share voting and dispositive power over, and to beneficially own, the 195,000 shares held by the LLC, for a total of 477,600 shares, or approximately 5.3%. Percentages are based on 9,026,478 shares outstanding as of October 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: During the past sixty days: (i) on September 30, 2026, Mr. Naim purchased 282,600 shares of Common Stock in a privately negotiated transaction at $0.50 per share; (ii) on October 1, 2026, the LLC acquired beneficial ownership of the 65,000 additional shares upon authorization of their listing by the NYSE American; and (iii) on October 6, 2026, the Issuer delivered the 195,000 shares to the LLC. Neither Reporting Person has effected any other transaction in the Common Stock during that period.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is supplemented to add the stock power and representation letter dated September 29, 2026 under which Mr. Naim purchased 282,600 shares of Common Stock from Mandragola Ltd. Other than as described herein, neither Reporting Person has any contract, arrangement, understanding or relationship with Mandragola Ltd. or any other person with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Share Purchase and Option Agreement dated August 5, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed August 11, 2026). Exhibit B: Amendment No. 1 dated September 16, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed September 22, 2026). Exhibit C: Joint Filing Agreement (incorporated by reference to the Original Schedule 13D).

## Signatures
- Mayers Ventures LLC: /s/ Ram Naim, Ram Naim/Authorized Person (10/06/2026)
- Ram Naim: /s/ Ram Naim, Ram Naim (10/06/2026)